UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Solar-Powered Satellite Asset Tracking Service Enables Reliable Emergency Disaster Response

Sierra Wireless’ managed asset tracking service uses Globalstar’s SmartOne Solar device to provide satellite connectivity when cellular service is unavailable, enabling emergency response agencies to connect, track and manage thousands of relief assets when it matters most

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 11, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the company has added solar power to its satellite-enabled asset tracking managed service, which allows agencies to connect, track and manage thousands of relief assets and respond to emergencies more effectively. The company is using Globalstar, Inc.’s (NYSE American:GSAT) SmartOne Solar device to extend battery power and provide reliable satellite connectivity to ensure devices remain online and available when it matters most.

Following a natural disaster, like a hurricane or forest fire, it’s imperative that assets such as emergency equipment, temporary trailers for housing, and food and clean water supplies be deployed quickly to the right locations. When power and cellular networks are out of service, Sierra Wireless’ managed satellite asset tracking service with Globalstar’s SmartOne Solar device provides the reliability that agencies need to accurately deploy resources. Globalstar’s solar-powered device can run for up to 10 years on battery power, ensuring that agencies stay connected to assets in-motion.

“With Sierra Wireless’ managed asset tracking service, our customers can track high-value assets that are critical to effective, life-saving disaster responses,” said Marc Overton, Senior Vice President and General Manager, IoT Services, Sierra Wireless. “When cellular service is unavailable, satellite asset tracking gives agencies insight into the status of mission-critical aid. Our service provides the reliable, secure connectivity needed to track and control assets sent into disaster zones.”

Using Sierra Wireless’ managed asset tracking service, with mapping and management software designed specifically for mission-critical situations, government agencies can monitor assets in chaotic environments and ensure that emergency responders get the tools they need to save lives and limit damage. The managed service combines the SmartOne Solar device with software and resilient network connectivity to provide an off-the-shelf, market-ready service. Instead of spending time searching for vendors and building their own solution, Sierra Wireless helps customers deploy quickly with low up-front costs.

The solution also features Bluetooth capabilities which make it easier to update the device remotely in the field, saving time and money. Loss prevention features include geofencing, GPS location data and theft recovery modes, all of which improve visibility of expensive equipment and supplies while in remote locations around the world.

“Government agencies and organizations need dependable, up-to-date information to make informed decisions, especially when lost or delayed emergency response assets can mean endangering lives or spending tens of thousands of dollars replacing lost equipment,” said David Kagan, CEO, Globalstar. "The affordable SmartOne Solar device delivers dependable, low-latency, high-quality connectivity when it’s needed most, whether you’re tracking emergency supplies or crisis support vehicles.”

Availability

Sierra Wireless’ managed asset tracking service is available now. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

About Globalstar Inc.

Globalstar is a leading provider of mobile satellite voice and data services. Customers around the world in industries such as government, emergency management, marine, logging, oil & gas and outdoor recreation rely on Globalstar to conduct business smarter and faster, maintain peace of mind and access emergency personnel. Globalstar data solutions are ideal for various asset and personal tracking, data monitoring, SCADA and IoT applications. The Company's products include mobile and fixed satellite telephones, the innovative Sat-Fi satellite hotspot, Simplex and Duplex satellite data modems, tracking devices and flexible service packages.

Note that all SPOT products described in this press release are the products of SPOT LLC, which is not affiliated in any manner with Spot Image of Toulouse, France or Spot Image Corporation of Chantilly, Virginia.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	December 11, 2018